UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

China Advanced Construction

Materials Group, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

169365 10 3

(CUSIP Number)

Mr. Xianfu Han

Mr. Weili He

9 North West Fourth Ring Road

Yingu Mansion Suite 1708

Haidian District, Beijing

People’s Republic of China 100190

Telephone: +(86) (10) 825 25361

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Squire Sanders (US) LLP

600 Hansen Way

Palo Alto, California 94304

Attention: Nicholas Unkovic

Telephone: +1.415.954.0275

July 9, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169365 10 3

1	NAMES OF REPORTING PERSONS: Xianfu Han I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,785,750
	8	SHARED VOTING POWER: 8,809,583
	9	SOLE DISPOSITIVE POWER: 5,785,750(1)
	10	SHARED DISPOSITIVE POWER: 8,809,583(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,809,583
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.41%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Pursuant to a Securities Escrow Agreement dated as of June 11, 2008, by and among the Company, American Stock Transfer and Trust Company, Professional Offshore Opportunity Fund, Ltd., and Messrs. Han and He, 3,500,000 of Mr. Han’s shares were placed in escrow to be released to Mr. Han only if the Company met certain performance milestones as provided for in the Securities Escrow Agreement (otherwise, such shares would be distributed as described in Item 5 below). The performance milestones were met as of June 30, 2010 and Mr. Han may have such shares returned to him at any time, although they are still held in escrow.

CUSIP No. 169365 10 3

1	NAMES OF REPORTING PERSONS: Weili He I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,023,833
	8	SHARED VOTING POWER: 8,809,583
	9	SOLE DISPOSITIVE POWER: 3,023,833(2)
	10	SHARED DISPOSITIVE POWER: 8,809,583(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,809,583
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.41%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(2)

Pursuant to a Securities Escrow Agreement dated as of June 11, 2008, by and among the Company, American Stock Transfer and Trust Company, Professional Offshore Opportunity Fund, Ltd., and Messrs. Han and He, 1,500,000 of Mr. He’s shares were placed in escrow to be released to Mr. He only if the Company met certain performance milestones as provided for in the Securities Escrow Agreement (otherwise, such shares would be distributed as described in Item 5 below). The performance milestones were met as of June 30, 2010 and Mr. He may have such shares returned to him at any time, although they are still held in escrow.

CUSIP No. 169365 10 3

1	NAMES OF REPORTING PERSONS: Novel Gain Holdings Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 8,809,583
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 8,809,583
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,809,583
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.41%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Introductory Note

This Amendment No. 2 (this “Amendment”) to Schedule 13D is filed jointly by Mr. Xianfu Han, the Chairman and Chief Executive Officer of the Registrant, Mr. Weili He, the Vice Chairman and Chief Operating Officer of the Registrant, and Novel Gain Holdings Limited, a company organized under the laws of the British Virgin Islands (“Novel Gain”), (collectively referred to herein as the “Reporting Persons”) with respect to China Advanced Construction Materials Group, Inc. (the “Registrant” or the “Company”). This Amendment amends and supplements the Schedule 13D filed by Mr. Han and Mr. He with the Securities and Exchange Commission on August 8, 2011, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on October 26, 2011 (the “Schedule 13D”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 9, 2012, Novel Gain, Merger Sub, the Company, Mr. Han, and Mr. He entered into a Termination of Agreement and Plan of Merger relating to the Merger Agreement, as a result of which the parties thereto agreed to terminate the Merger Agreement effective as of such date.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 9, 2012, Novel Gain, Merger Sub, the Company, Mr. Han, and Mr. He entered into a Termination of Agreement and Plan of Merger relating to the Merger Agreement, as a result of which the parties thereto agreed to terminate the Merger Agreement effective as of such date.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 9, 2012, Novel Gain, Merger Sub, the Company, Mr. Han, and Mr. He entered into a Termination of Agreement and Plan of Merger relating to the Merger Agreement, as a result of which the parties thereto agreed to terminate the Merger Agreement effective as of such date.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1. Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Amendment No. 1 the Schedule 13D filed with the SEC on October 26, 2011)

Exhibit 99.2. Termination of Agreement and Plan of Merger, dated as of July 9, 2012, by and among Novel Gain Holdings Limited, CACMG Acquisition, Inc., China Advanced Construction Materials Group, Inc., Xianfu Han, and Weili He (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 11, 2012).

Exhibit 99.3. Xianfu Han Power of Attorney (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed with the SEC on August 8, 2011)

Exhibit 99.4. Weili He Power of Attorney (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed with the SEC on August 8, 2011)

Exhibit 99.5 Novel Gain Holdings Limited Power of Attorney (incorporated by reference to Exhibit 99.6 to Amendment No. 1 the Schedule 13D filed with the SEC on October 26, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2012

XIANFU HAN

By:	/s/ Nicholas Unkovic
Name:	Nicholas Unkovic, attorney-in-fact

WEILI HE

By:	/s/ Nicholas Unkovic
Name:	Nicholas Unkovic, attorney-in-fact

NOVEL GAIN HOLDINGS LIMITED

By:	/s/ Nicholas Unkovic
Name:	Nicholas Unkovic
Title:	attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Amendment No. 1 the Schedule 13D filed with the SEC on October 26, 2011)

99.2	Termination of Agreement and Plan of Merger, dated as of July 9, 2012, by and among Novel Gain Holdings Limited, CACMG Acquisition, Inc., China Advanced Construction Materials Group, Inc., Xianfu Han, and Weili He (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 11, 2012).

99.3	Xianfu Han Power of Attorney (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed with the SEC on August 8, 2011)

99.4	Weili He Power of Attorney (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed with the SEC on August 8, 2011)

99.5	Novel Gain Holdings Limited Power of Attorney (incorporated by reference to Exhibit 99.6 to Amendment No. 1 the Schedule 13D filed with the SEC on October 26, 2011)